UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

KABUSHIKI KAISHA MEGAROSU
(Name of Subject Company)

MEGALOS CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

NOMURA REAL ESTATE HOLDINGS, INC.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Naoko Usami

Nomura Real Estate Holdings, Inc.

1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan 163-0566

Tel: +81-3-3348-8117

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of the press release regarding Nomura Real Estate Holdings, Inc. making Megalos Co., Ltd. its wholly-owned subsidiary, dated July 30, 2015[1]
2	English translation of the public notice by Megalos Co., Ltd. regarding a share exchange without a shareholders’ resolution, dated August 7, 2015
(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the public notice included as Exhibit 2.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

Nomura Real Estate Holdings filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on July 30, 2015.

1.	Previously furnished to the Commission as part of Form CB on July 30, 2015.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nomura Real Estate Holdings, Inc.

By:	/s/ Eiji Kutsukake
	Name:	Eiji Kutsukake
	Title:	President

Date:	August 7, 2015

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